FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

AMERICA WEST HOLDINGS CORPORATION

Second Quarter Analyst/Media Conference Call
July 21, 2005
12:00 p.m. CT

Operator: Good day everyone. And welcome to this America West Holdings Corporation’s second quarter 2005 earnings conference call. Today’s call is being recorded.

At this time for opening remarks and introductions, I’d like to turn the call over to Ms. Elise Eberwein, Vice President, Corporate Communications. Please go ahead.

Elise Eberwein: Thank you, Jamie. Good morning everyone. I’m going to make a brief statement here, and then turn the call over to Doug Parker.

Today’s call will contain forward-looking statements including statements concerning future fuel prices, our future financial performance, and our proposed business combination with US Airways. These statements represent our predictions and expectations as to future events, but numerous risks and uncertainties could cause the actual results to differ materially from those projected.

Information about some of these risks and uncertainties can be found in our earnings press release issued today or Form 10-Q for the quarter ended June 30th, 2005, the Registration

Statement on Form S-4 filed by US Airways in connection with our proposed combination, or our America West Form 10-K for the period ended December 31st, 2004, and other various filings with the SEC.

Since we do expect to be discussing the proposed business combination with US Airways we urge investors to read the Registration Statement, the definitive proxy materials, and other documents filed or to be filed with the SEC in connection with the proposed transaction. These documents will contain important information about the transaction.

Also, since America West, US Airways, and their executive officers and directors may be considered participants in the solicitation of proxies in connection with the proposed business combination we need to advise you that the information regarding the executive officers and directors of both companies and their interest in the transaction can be found in the SEC filings made in connection with the proposed transaction and in the definitive proxy materials filed for the America West Stockholders Meeting.

The Registration Statement, proxy materials, and other documents can be obtained for free on the SEC’s Website, and that Website is www.sec.gov, on US Airways’ Website and that address is www.usairways.com, or on America West’s Website and that address is www.americawest.com.

In addition, on the call today we’re going to be discussing certain non-GAAP financial measures such as net loss and CASM excluding unusual items. A reconciliation of such numbers to GAAP financial measures is included in our earnings release which can be found on our Website, and I gave you the address earlier. And when you are on the Website just go to the public tab, and then connect, or click the Investor Relations tab.

A Webcast of this call is also available on the Website, America West Website, and will be archived on our Website, as well.

And, lastly, information that we’re going to talk about today is as of today’s date and we take no obligation to update such information subsequently.

On that note, I’ll now turn it over to CEO Doug Parker. Thanks, everybody.

Doug Parker: Thank you, Elise. All right, well, thank you all for being on. We’re pleased to report that our second quarter results resulted in a profit of $13.9 million. If you exclude special items the profit was $20.9 million or $.41 per share, which compares nicely to the $3.5 million or $.07 per share that we reported in the second quarter of ‘04 excluding special items.

These results and this improvement is due to our 14,000 employees who just did a really great job in the second quarter. We ran a very, very good airline. We were amongst the leaders in on-time performance every month of the quarter. Our employees did a great job of taking care of a record number of passengers at record load factors. And they did so efficiently. Our cost per ASM excluding fuel and special allowance for the quarter is 6.17 cents which will compare quite favorably to our competitors.

Fuel, of course, continues to be an issue, and it was an issues for us in the quarter. Fuel price was up 43 percent versus the second quarter of ‘04, and the second quarter of ‘04, of course, we thought was extraordinarily high. But we’re up yet another 43 percent this year. It is now — fuel is now the Company’s highest line of expense, exceeding salaries and benefits for the first time in the history of our Company.

Moving on to the merger, the merger is proceeding, the merger with US Airways is proceeding well. We have commitments for $565 million of equity. We received, we have received

Department of Justice approval for the transaction. The American West stock has more than doubled since the week of our announcement, just two months ago. We have teams working diligently on integration. In fact, we’re actually doing this call today from the US Airways Board Room, where we are all here working with the US Airways Team on continued integration. And that work is proceeding nicely. We continue to anticipate closing in the Fall, sometime in the late September, early October timeframe.

And then lastly, I should note on this, this was included in Elise’s comments, we are in registration on this transaction. So, just a little forewarning on questions, we obviously will be constrained to some extent on what we can say in response to questions about the transaction itself. There is a substantial amount of information has been (documented), we encourage you to go look at that because we think those documents speak for themselves. So, but anyway, hopefully you’ll understand if we can’t answer all of your questions as it relates to the merger, but your questions can be addressed through the documents that are filed.

With that said, I’ll turn it over to Derek to give you a lot more detail on the numbers, themselves, and then (Scott Kirby) will give more information on revenues.

Derek Kerr: Thanks, Doug. We filed our 10-Q for the second quarter this morning, and in that Q, as Doug said, we reported a net profit of $13.9 million or $.29 per diluted share. This compares to a net profit of $10.7 million or $.20 per diluted share a year ago, and when you exclude special items the Company’s net profit for the second quarter was $20.9 million or $.41 a share versus a net profit of $3.5 million or $.07 a share in 2004.

The Company’s second quarter 2005 results include special items that total $7 million. Our second quarter also includes a realized net gain of $8.7 million associated with fuel hedge transactions. Of this amount, $11.4 million was net realized gains on settled transactions in the second quarter, while $2.7 million was unrealized losses associated with hedge transactions for the third quarter 2005 through the second quarter of 2006.

This $2.7 million unrealized loss was included as a special item in the second quarter and is broken out in the press release. The other special item was a $4.7 million loss on a sale leaseback of one new airbus A320 aircraft.

The 2004 results include, the special item in 2004 was a special credit of $7.2 million, also due to unrealized gains of using mark-to-market accounting of our fuel hedge transactions in the second quarter last year.

Capacity for the quarter was a record 7.8 billion ASMs, up 2.7 percent from a year ago. We ended the quarter with 143 aircraft in our fleet as we took delivery of five airbus aircraft during the quarter. The remainder of 2005 fleet plan has our mainline fleet reducing to 142 aircraft by the end of the year. We plan to still add five more new airbus aircraft during the year with three A319s and two A320s delivered in the fourth quarter, but we also plan to return six aircraft to lessors as part of our merger with US Airways whether it goes through or not, two 737 300 aircraft in September, and two A320 aircraft from September to December.

Due to the reduction in aircraft we are lowering our capacity guidance for the full year 2005 to flat to up two percent for a full year. For the third quarter we expect it to be up two percent to four percent, and in the fourth quarter it should be down 1 to up 1, basically in the flat range for the fourth quarter.

Our operating revenues for the quarter were $833 million, up 20 percent for the same time period in 2004. Passenger revenues were 655 million, up 15.1 percent, revenue passenger miles were a record 6.4 billion, resulting in a record load factor of 82.3 percent which was 4 points higher than the same quarter last year.

Express revenues were up 51 percent during the quarter. This increase is due to the increase in CRJ900 flying as our ASMs increased over 50 percent, that decreases over the rest of the year as almost all of the RJs are in our fleet.

The airlines passenger RASM increased 11.9 percent to 8.44 cents. This increase in RASM is driven by both yields which were up 6.5 percent to 10.25 cents for the quarter and load factor.

While we were pleased with our revenue performance these improvements are not enough to offset the ongoing high fuel prices. As Doug said, our fuel expense for the quarter was the Company’s greatest expense item and it exceeded salaries and benefits for only the second time in the Company’s history. And we do not see this changing throughout the rest of the year and in the foreseeable future.

Our average unhedged fuel price for the quarter was $1.67 per gallon versus $1.17 in the second quarter of 2004, it’s a 43 percent increase. For the quarter we did have 58 percent of our fuel hedged, which resulted in a realized gain of $11.4 million. To include the realized gain our net fuel price for the quarter was $1.57 per gallon versus $1.15 in the second quarter 2004.

At this time, we’re forecasting unhedged 2005 fuel price to remain high, $1.79 to $1.84 in the third quarter, and $1.82 to $1.87 in the fourth quarter. At the current fuel prices we forecast a realized hedge gains in the third quarter of 16 million and 17 million in the fourth quarter which isn’t reflected in the dollar guidance I just gave, above.

During the second quarter we increased our hedge positions in 2005 to 55 percent in the third quarter, 50 percent in the fourth quarter. We have 30 percent hedged in the first quarter of 2006, and we go out to second quarter of 2009 with 19 percent hedged. They’re consisted of costless collars, the ceilings are in the range of $58 per barrel with the floor at $48 per barrel in 2005, but our 2006 hedges are at a ceiling of $60 per barrel on average with floors at $55 per barrel.

We’ve also broken out in our press release our fuel costs with the express side, and you can see during the quarter our express costs on the fuel side have gone up even more. So, about $20 million increase in our fuel prices on express.

Our total operating expense for the quarter were $803 million, 20 percent higher than a year ago. If you exclude special items our operating CASM was 9.7 percent higher at 8.40 cents driven mainly by the increase in fuel net of realized gains. Excluding special items fuel expense and realized gains on fuel hedging, our operating cost per ASM increased 2.7 percent to 6.17 cents.

On salaries and benefits it increased 7.3 percent during the quarter. This, again, was a change due to our increase in benefit related expenses in our defined contribution plan payments to our pilots. Excluding this payment salaries and benefits increased approximately 1.5 percent over 2004.

Aircraft rentals increased 7.1 percent due to a net addition of three aircraft during the quarter and the mix of aircraft as we retired (seven 37200) owned aircraft and replaced them with new airbus aircraft.

Maintenance expense for the second quarter came in at 49.4 million, down 5.7 percent from 2004. This was due to the reduction in timing and mix of (C checks) which were offset somewhat by the increase in capitalized maintenance. We still believe for the year that our maintenance expense will be up about five percent year-over-year as we go forward.

Second quarter depreciation was down eight percent year-over-year due to the reduction in non-aircraft CapEx. Our 2005 forecast has D&A increasing slightly to about in the $12 million range each quarter due to some accelerated depreciation on aircraft that are now leaving the fleet in the third and fourth quarters.

Our operating expenses increased, other operating expenses, excuse me, increased by 11.7 percent from 2004. This includes the sale leaseback loss that I talked about earlier. If we exclude that the increase was 7.4 million or seven percent.

In terms of overall CASM excluding fuel guidance for the remainder of 2005 we expect the full year to be up about three percent to five percent. The third quarter to be flat to two percent higher. And the fourth quarter to be three percent to five percent higher.

We increased our cash position during the quarter. We finished with 414 million of total cash and short-term investments, of which 322 million was unrestricted. This is a good bit above the guidance we gave last quarter.

And, last, we have lowered our CapEx guidance to $180 million, capitalized maintenance being approximately $140 million, and all other capital spending approximately $40 million.

Now, I will turn it over to Scott to talk a little bit more about the revenue environment.

(Scott Kirby): Thanks, Derek. I’ll take a few minutes to talk about the second quarter results, and then turn briefly to our outlook going forward with respect to revenue.

We are obviously very pleased with our second quarter RASM, up 12 percent YOY. We think that we led the industry in YOY RASM improvement, and we’re continuing to experience a very strong revenue environment. Our YOY RASM improvement was driven by the same factors that drove the first quarter. First, slower industry capacity growth is leading to higher unit revenues across the entire industry. Second, a reduction in (trans con) capacity at AWA and other airlines

YOY is helping AWA, specifically. Third, very strong leisure demand across the board. And, fourth, our peak day yield management policies were even more effective in the high demand summer period than they were in the first quarter. Throughout the quarter our RASM continued to improve with April up four percent, May up 15 percent, and June up 17 percent on a YOY basis.

During this quarter we were particularly pleased with our ability to generate higher yields on peak travel days. As we grew more and more comfortable with our ability to manage peak travel days, we became even more aggressive about managing ultra cheap fares out of the network. At one point in time we actually had every single day in the month of June blacked out for ultra cheap fares. As a result, not only did we have what we expect to be industry leading RASM performance, we also saw an industry leading 6.5 percent increase in yield.

((inaudible)) going forward, our revenue momentum is continuing into the third quarter. The demand environment, particularly for leisure travel, remains very strong. We expect to YOY RASM improvement in the third quarter that is at least as good as the 12 percent we saw in the second quarter. In addition to our ability to manage peak day travel, the pricing and capacity environments continue to improve. Multiple fare increases, fewer fare sales, and Delta’s move to lift the fare cap are all evidence of an improving pricing environment. Also, with record higher fuel prices we’re finally beginning to see some capacity growth constraint across the industry. The improved capacity environment is driving much of AWA and the industry’s recent revenue stream.

Finally, we’re very excited that AWA will be returning to Hawaii. Beginning in the fourth quarter our customers will have a new low fare carrier option that will ultimately include nonstop flights to four Hawaii destinations. This expansion is consistent with the strong leisure demand that we’ve been experiencing over the past 18 months.

In conclusion, at AWA we began seeing an improving revenue environment in the fourth quarter of last year, and that momentum has only accelerated in the first two quarters of 2005. We see a very strong demand environment out there, and expect the third quarter to continue the strong revenue trends.

With that, I’ll turn it back to Doug.

Doug Parker: Thanks, Derek. Thanks, Scott. Operator, I think we are ready for questions.

Operator: Thank you. Ladies and gentlemen, to ask a question at this time, please press star one on your touch-tone telephone. Once again, that was star one for your questions or comments. We’ll pause for just a moment to assemble our question queue.

We’ll go first to Jamie Baker, JP Morgan.

Jamie Baker: Hey, good morning, everybody. A question, I guess, for Doug or for Derek. You know, solid quarter, no question. What’s your estimate of the pro forma second quarter results?

Doug Parker: I’m sorry?

Jamie Baker: What’s your estimate of the pro forma second quarter result?

Doug Parker: We are pro formaing for the merger?

Jamie Baker: Yes.

Doug Parker: We don’t have those numbers. Again, we aren’t running pro forma actuals.

Jamie Baker: OK, how about an estimate for the, you know, for some of the operating metrics for the third quarter pro forma? You know, CASM fuel, RASM, you know, just something? I figure since you’re in the Board Room you are probably sitting with them.

Doug Parker: Well, Jamie. Again, we are in registration, so anything about the merger I’m going to rely on the documents that are filed there. And the hardest thing about pro formaing anything is the real value of the transaction when it’s consummated will be in the synergies, which are certainly not in any combined financials you put together now.

Jamie Baker: OK, I guess I’ll just have to live with that. Thanks.

Doug Parker: Yes, thank you.

Operator: We’ll go next to Ray Neidl with Calyon Securities.

Ray Neidl: Yes, Doug, relating to the merger, I know you can’t talk about details. But on a more conceptual basis, since you’re an industry leader, we’re seeing capacity increases, as you mentioned, being cutback because of high fuel prices. You know, just philosophically with US Airways you’re doing the merger to gain more market mass. And I’m wondering with, if fuel prices stay up higher than you were projecting before, I guess you were saying you could make a profit of $50 a barrel, do you think that you might cutback further on the fleet of US Airways post-merger to further rationalize industry capacity?

(Scott Kirby): This is (Scott). And, first, I mean as we’ve said in the documents and we’ve said publicly before, we do think that there’s finally a link between industry, between fuel prices which is directly correlating in the industry capacity constraint, which is leading to higher revenues. So, as the new US Airways will believe, we believe will be one of the highest margin airlines in the country and will have a strong balance sheet. We expect that we will have the ability because of that to be profitable even with higher fuel prices.

That said, in the business plan and in the fleet plan we have reduced the number of aircrafts slightly — this is already public — Airways sold 10 aircraft, and so there’s been a slight reduction, but no material change to the capacity plans for the combined company.

Ray Neidl: OK. And, (Scott), I’ve been hearing from some of the regionals that this restructuring that you’re talking about with US Airways and, you know, being a high margin area that in the future that part of the system may be relying more and more on (MBR 170s) and 190s as a substitute for some of the main line aircraft. Do you think that’s feasible? Is that smart to kind of (take a jet blue) route back East there?

(Scott Kirby): We’re very comfortable with the fleet plan we have today, which has no incremental commitment for additional aircraft, whether those are 170s or 190s.

Ray Neidl: OK. And then, finally, just a general question. Ways of raising money. I guess this is for Derek. Is there any way to monetize frequent flyer programs that you’re aware of? I guess Air Canada has been doing something along those lines. Is it something that would be available to America West, or have you even looked along those lines?

(Scott Kirby): This is Scott, again. And we hadn’t really looked at it yet. Obviously, Air Canada has come up with an innovative way to raise money that might be an attractive way for the entire airline industry. We clearly, as we’ve gone through this process, the commitment we’ve gotten from credit card affinity providers recognize that there’s a lot of value there. So, down the road there might be. But we’ve done nothing about it today.

Ray Neidl: OK, good. Well, congratulations, guys. Good quarter. Thanks.

Operator: We’ll go next to Gary Chase of Lehman Brothers.

Gary Chase: Good morning, guys. Scott, can you give us just a general sense of what the capacity outlook you think you’re going to be facing in ‘06 is at an industry level? I’m, you know, domestic entity is what I’m curious about. What kind of growth rates do you think we’re going to see?

(Scott Kirby): I can’t give you the precise number, because we haven’t updated it. But it’s, I would think, low, flat to low single digits.

Gary Chase: OK. All right. And just switching gears for a second, and I know, Doug, you said there’s some stuff that you’re not going to be able to answer. But curious, on two particular issues relative to US Airways. The first is around the program debt on US Airways. Is that something you’re in a position to comment on? You know, how much debt is US Airways going to emerge from bankruptcy with when you consummate the merger? Or the program debt on the combined company would be just as helpful?

Doug Parker: Again, Gary, I’m sorry. There are filings out there where that information exists.

Gary Chase: Is that in the documents that were filed yesterday or the last couple of days?

Doug Parker: The closure statement with the Bankruptcy Court there is some debt information in those filings.

Gary Chase: OK.

Doug Parker: It’s not right in front of me, so I don’t want to give you the wrong number. But, anyway, it exists there.

Gary Chase: OK. And the other issue that I’m curious about is relative to the cost structure. I think at one point you’d said that the assumption or that you believed the cost structure of the combined entity will be below what America West is running at presently, if I’m not mistaken. How far off is US Airways, in your estimation, now? You know, like in other words, how much progress needs to occur at US Airways? And how much of that is synergy versus, you know, sort of run rate improvement at US Airways? Can you help us out with that, at all?

Doug Parker: Yes, I’ll try. First off, I’m not sure I made the statement you said, but I’d say generally about this which is probably close to what you said, which is that US Airways had gotten its labor costs per ASM down to a level that is roughly equivalent of America West labor cost per ASM. And that with that in place we should be able to, there’s nothing precluding us from getting the other costs down to the America West costs, although they’re not there today. But there’s nothing, there’s clearly nothing contractual, or anything like that. We need, there’s still some work to do there, Gary, but much of it is either already underway or soon to be in place.

Now, you understand this, but I guess everybody else does — I mean there is this big stage link issue, so when you look at the actual numbers, they should be clear. The reported cost per ASM numbers for the new airline will be higher than America West. But once we have this up and get the cost synergies in place, as well, that, yes, the combined entities stage link adjusted cost per ASM should be in the same range as where America West is today for the reasons I’ve stated.

Now, again, to answer to your question, how do we do that? The hard part is done because the labor contracts have been negotiated. The rest of it is just, you know, through this integration process, making sure we get the synergy, the cost synergies that we’ve laid out for ourselves. The biggest two buckets there are reducing overhead and transitioning away from an outsource IT arrangement here at US Airways to an in-house arrangement that we have at America West. There’s substantial savings in those two buckets. And then, lastly, some facility savings at airports, primarily. So, and that can be done. And then the rest of it is just making sure that, you know, the system that’s running at US Airways from a cost perspective runs the way we and other airlines do today.

Gary Chase: OK, but the facilities savings at airports presumably is the utilization issue, right?

Doug Parker: Yes, for the most part. I mean...

Gary Chase: OK. And, Doug, if I just throw a number at you, can you tell me if we’re in the ballpark? I mean I think US Airways is roughly 15 percent above America West now on a stage adjusted basis? Does that sound about right? All in, fuel neutral?

Doug Parker: Gary, I don’t — OK, it doesn’t sound outside of the realm of possibilities, but I just don’t have that number. What’s hard to do right now, Gary, is the labor contracts that have been put in place.

Gary Chase: Right.

Doug Parker: The savings of those, you know, don’t come in immediately, they’re coming in over time, and that’s still happening. So, anyway, but for the sake of argument let’s, you know, 15 percent. I think to the extent that number is right, which sounds a little high to me, most of where you close the gap will be because you get the full value of the labor contracts in place. Much of the productivity. It’s just hard for the Company to realize, you know, as soon as you turn the contracts on.

Gary Chase: OK.

Doug Parker: And the rest of it, you know, some of it, I mean will be, you know, just like, you know — I mean we are finding that just because of the history of the Company and because of the Company’s positioning for business customers that it does have some costs in it that we don’t have at America West that, you know, I think we’re going to have to figure out a way to get by with less, you know. US Airways has, for example, more facility space at airports, and they have the same number of departures we have at airports. And things like that, that we’re finding as we go through the process which we’ll have to work to make sure that we get those same kind of cost efficiencies that we do at America West in place here, which is what Management is for. And we’re confident we can do that.

Gary Chase: OK. Thanks a lot, Doug.

Doug Parker: Thank you.

Operator: We’ll go next to David Strine of Bear Stearns.

David Strine: Good afternoon. Thanks. You mentioned pretty good acceleration of RASM in the second quarter, and I’m wondering what your perception is of the behavior as we proceed through 3Q? Are you continuing to see that sort of acceleration into July?

Male: Yes, we are. July will be, July is coming in very strong. August looks good. It’s really too early to tell much about September, but at least for now the advanced booking are fine and the advanced book yield is materially ahead of last year. So, you know, as I said in my scripted comment, we expect that revenue momentum to continue, and expect the third quarter to be up on a YOY basis at least as much as the second quarter was up.

David Strine: Got it. Got it. And with respect to the integration of labor and the contracts, can you just give me a reminder of where exactly that stands right now, where you are in the process? I know the contracts have been redone at US Air, but where do you stand in terms of the integration?

(Jeff McCaulen): Yes. And this is (Jeff McCaulen) talking. The way we’ve processed through the merger really will take place in three steps. And it depends on the Union, so we won’t go through all of the details of every one of them.

But the first step of that as we look at it is we have to figure out who is going to represent the group. Many of our groups have the same Unions on both sides, so that’s not an issue. There are a couple of unions that don’t have the same representation that they process that goes through the National Mediation Board and will get resolved with ultimately figuring out who is going to represent the group.

Once you have the representation issue, we need to go through a seniority integration process. Some of that is already underway in a couple of the groups in beginning to gather information and get that done. For the most part, that integration process is a Union process. We, as management, can talk about it, and we have some views, but that really is for the Unions to go get us an ultimate integrated seniority list that we can live with. And so we look and help to get to that process, but it will go through.

And ultimately we will need to get to a place where everybody is working under the same contract. And so we’re going through that process in a diligent and measured way. Things are progressing, and we’re looking forward to getting it done.

Doug Parker: And just a couple comments on what Jeff said. And first off there’s nothing that contractually needs to get done for the merger to close.

David Strine: Right, right.

Doug Parker: There’s nothing in any of the contracts that requires us to get contractual amendments in order to close the transaction. From a probably broader perspective, though, I think it may of be of interest to you. You know, I have been favorably, even though I’m not surprised, but actually been favorably impressed by how well the employees are working together to pull together something that I think they all believe is in their best interests.

So, while we’re still a long way from it, as Jeff has described, it’s a process we’re going to have to go through. From the two months where we’ve announced this we’ve just seen on both sides the employees trying very hard to work together to figure out how to make this work which is really encouraging. Again, we’ll see how it continues to unfold. But so far it’s been nice.

David Strine: OK. And last question, with respect to the numbers you put out for synergies earlier on when you first started talking to the public about the deal, as you guys have gotten to know each other better over the past couple months, and Doug probably even deeper into the businesses have you noticed any areas where you’re going to be able to get more than that, I think it was around $600 million? Or are there any areas where it looks like it’s a little tougher to get what you initially thought?

Doug Parker: Yes and yes.

David Strine: And the net, net is what?

Doug Parker: And the net, net is I think those numbers are we still believe, are good estimates of what we believe we can accomplish. Some of its we’re finding, you know, may not be as easy as we thought, but we’re also finding there are other areas we didn’t know about that we think we might be able to do more with, so.

David Strine: OK, so shouldn’t really anticipate any up side to those numbers?

Doug Parker: We have no changes to those estimates at this point.

David Strine: Okay. Thanks a lot.

Doug Parker: Thank you.

Operator: As a reminder, that is star one for your questions or comments. Once we have exhausted all questions from the financial side, we will be taking questions from the media. Members of the media may press star one at this time to signal for the question. Again as a reminder for everyone, it is star one for questions.

We’ll go next to Helane Becker at Benchmark.

Helane Becker: Thanks very much, Operator. Hi, guys.

Male: Hi, Helane.

Helane Becker: A thought. This is probably for you. In terms of the improvements, you cited three reasons for RASM to be up. Is there any way you can pull out what percent of the increase is attributed directly to your pulling out of the (Trans Con) market?

(Scott Kirby): Yes, I can. It’s a little over three percent of our 12 percent improvement is related to pulling out of the (Trans Con) market.

Helane Becker: OK. And that level of improvement, when do we overlap? When is that?

(Scott Kirby): I couldn’t understand that.

Helane Becker: I know, I’m sorry, I didn’t understand the question. When do you go overlap the pulling out of the (Trans Con) market?

(Scott Kirby): Well, we haven’t completely pulled out, so the overlap will occur in next September. It’s this September that we will completely overlap. Well, it’s about half. We will start to see less, that three percent will come down beginning in the fourth quarter slightly, and then in the first and second quarter most of it will be gone, of next year.

Helane Becker: OK, I think that was my question.

(Scott Kirby): Yes.

Helane Becker: All right. Thank you very much. I think that’s all I had. No merger related questions.

Doug Parker: OK.

Operator: We’ll go next to Arthur Weiss, Severn River Capital.

Arthur Weiss: Good afternoon, guys.

Doug Parker: Hi.

Arthur Weiss: Hi. I noticed in your filing from a few days ago that your projection for EBITDA for 2006 was 1.3 billion. I wonder if you could give me your opinion on, putting fuel aside, what do you think, what concerns you the most as far as meeting that target? And, also, putting aside any industry wide revenue issues? But what part of your plan do you think has the most risks?

Doug Parker: I’m getting looks of caution from the Legal Team. But let me, it’s a fair question that I’ll do my best to answer without getting into detail on numbers, OK. I think without numbers or current projections, I believe the biggest risks are integration related risks that are completely up to Management to go get done. We have a lot of work to do. That’s why we’re here. And we have to make sure we go get all of this done, get people working together, get people motivated to work together.

But there’s nothing I’ve found thus far as we do, obviously, more and more work that leads you to believe that if we do get everyone pulling together, working together that those, that the synergies can’t be realized. And the synergies are realized, the numbers then become, then it becomes industry issues we really believe. And we think we’ve been quite conservative on the industry issues. Things like fuel and revenues as we go forward.

So, it’s really, it’s up to us to go get it done. And I think the biggest risk is we somehow don’t, we don’t manage as well as we plan to. I don’t anticipate that, obviously.

Arthur Weiss: Is there something...

Doug Parker: But that’s the risk of the transaction is that somehow it doesn’t, we don’t get things done because we just didn’t manage, and then shame on us.

Arthur Weiss: Is there a particular function, I guess I’m asking, that would pose the greatest challenge if it’s IT, maintenance, an area that’s particularly challenging as far as integration?

Doug Parker: Certainly not maintenance. I mean the operations we’ll keep separate for some period of time till we have, you know, one certificate. IT, I guess I’d put near the top of the list of things that require a good bit of work. But, again, we phased in those savings accordingly. We certainly won’t have that ramping up where it all happens day one. So, we think what’s in there is manageable and should happen. It really isn’t function related, it’s much more cultural integration related in my view.

Arthur Weiss: OK. Thank you.

Doug Parker: Thank you.

Operator: Ladies and gentlemen, on the financial side, as a final reminder it is star one for your questions or comments at this time. It appears we have no further questions from the financial side. We’ll turn now to the media.

We have a question from Melanie Trottman with Wall Street Journal.

Melanie Trottman: Hi.

Doug Parker: Hi, Melanie.

Melanie Trottman: I have a question, a clarification. You mentioned about the labor costs, that rise in the labor costs, was due primarily, you mentioned something about the pilots. I just came in then, and I missed that. Can you explain that?

Derek Kerr: Hey, Melanie. This is Derek.

Melanie Trottman: Hi.

Derek Kerr: Yes, what — as part of our pilot agreement that was signed a year-and-a-half ago we had an increase in the defined contribution plan. So, we actually put in, I think it’s about seven percent of a pilot’s pay into their 401(k), and so it’s in our benefits line which we didn’t have a year ago. So that the increase in salaries and benefits is due to that happening this year.

Melanie Trottman: So, that will be like a onetime — I mean how — I’m just trying to figure out if that big increase is going to continue?

Doug Parker: Yes, it continues.

Melanie Trottman: IT will continue?

Doug Parker: It was a contractual increase that we negotiated that just kicked in this year.

Melanie Trottman: Yes. OK. The other question is the hedging gains that you had for the second quarter of 11.

Doug Parker: 4 million.

Melanie Trottman: Yes. Why — you had on the first page of your release, you mentioned some other hedging related items. That one wasn’t mentioned there. I’m just trying to figure that out?

Doug Parker: Yes, the difference — let me try, Melanie. There’s realized and unrealized fuel hedging gains. The realized ones are the ones that actually those contracts expired in the quarter, and in this case because the fuel prices were higher than when we entered into the contract there was a gain on the contract.

Melanie Trottman: OK.

Doug Parker: And when you look at I think almost every other airline, certainly the vast majority of them, that’s how they account for their hedging which is, it’s called hedge accounting and they’re eligible for hedge accounting. And that number shows up every quarter.

This unrealized piece says there are some contracts still outstanding for future delivery, and those contracts as we sit here today have actually have an unrealized loss on them of 2.7 million.

Melanie Trottman: I see. OK.

Doug Parker: Just like we did in the first quarter, we had a large unrealized gain, and we said at the time, you know, we were careful to point out that while we reported a profit you should exclude the unrealized gain and then we actually had, if you excluded that we would have a loss. We will always, going forward, to the extent we still have this kind of accounting, we’ll always — we think it’s proper to count the unrealized piece as a special item.

Melanie Trottman: OK, understood. Thank you.

Operator: We’ll go next to Mary Schlongenstein with Bloomberg News.

Mary Schlongenstein: Hi, guys. I’m so ((inaudible)). I think ((inaudible)) reduction plans. I missed part of that. Can you go over that again, please?

Derek Kerr: Oh, the (fleet) plan, Mary?

Mary Schlongenstein: Yes, please.

Derek Kerr: Yes, we have 143 aircraft we have at the end of this quarter. We’re going to take five more deliveries through the end of the year, and there’s going to be three A319s and two A320s, and they’ll all be delivered in the fourth quarter. And then as part of the merger we have agreed to return six aircraft by yearend, two 737, three 100s, they’ll go away in September, and we have four A320s, about one a month go away from September to December. So, we have five additions, six subtractions, and we should end the year at 142 aircraft.

Mary Schlongenstein: Great, thank you very much.

Derek Kerr: Sure.

Operator: We’ll go next to Elizabeth Souder at Dow Jones.

Elizabeth Souder: Hi, there. I was hoping you guys could talk a little bit about what you plan to do with US Airways hubs? Are you going to need all those hubs after you’ve merged?

(Scott Kirby): Well, again, consistent with the plans that we’ve filed we don’t anticipate any material change in any of the hubs from where we are today. We’ll continue to have primary hubs between the combined companies in Philadelphia, Charlotte, and Phoenix. And then we will have secondary hubs/focus cities in Las Vegas, Boston, Pittsburgh, Laguardia, and Washington National.

Elizabeth Souder: Thank you.

Operator: Once again, that was star one for your questions or comments. We’ll go now to Steve Lott with Aviation Daily.

Steve Lott: Thanks. Hi, guys. Wondering if you could, looking at the new Hawaii service, how many of your 75s are going to be (etop) certified to fly those routes? And from a marketing perspective how do you expect to compete on those routes? What’s the strategy you’re going to go head to head with the ATA flights, coach service, Southwest, there’s obviously a lot of incumbent service there, too.

Derek Kerr: Right. Well, first, we’ll have 10 (etop) certified aircraft, and we will then compete on the same basis that we do today. We think we have a product that’s every bit as good as anyone that’s in the market, including the (YC) carriers and superior to. The only low cost carriers, the one low cost carrier in that particular market, and we have a much lower cost structure to help us compete. We’ll also have the advantage of having West Coast hubs to flow traffic through to the Hawaiian destinations. So, we think we’re very well positioned to compete. It also appears, for what it’s worth, that ATA has pulled out of the Hawaii markets effective next year, from Phoenix and Las Vegas. So, that competition is already going away.

Steve Lott: OK, great. Thanks.

Doug Parker: Thanks, Steve.

Operator: We’ll go next to Mike Levitt at CBS Five News in Phoenix.

Mike Levitt: Hey, good afternoon. It’s still morning back here in Phoenix, but we — and we’re hot, you know, but so are you guys. The question, I just had a clarification first on the numbers that you gave for the fuel. You said, Doug, I think, that it was the highest ever in airline history in terms of percentage. But on the release it says ‘the second highest.’ Can you clarify?

Doug Parker: I misspoke.

Mike Levitt: OK.

Doug Parker: I was wrong. Any factual comment, you focus around Derek. But anyway, yes, the release of course is right. It’s the ‘second’ time in Company history that fuel price actually was the highest line of expense.

Mike Levitt: OK. Any idea when the other one was?

Doug Parker: We don’t know, sorry.

Mike Levitt: OK.

Doug Parker: We’ll get that to you.

Derek Kerr: We’ll get that to you.

Mike Levitt: All right. In terms of consolidation you say that you’re looking for more consolidation around the industry. And there was a recent question in one of the Town Halls I think where that $60 figure was discussed, and I think you said something about the combined company being a survivor at $60. But you’re saying with further capacity reductions you could be actually operating profitably at that environment. How much consolidation do you expect with this environment staying as it is? How much more consolidation, how many more liquidations?

Doug Parker: Yes, I don’t know. We’re not going to sit and forecast any liquidations. And, indeed, in our plans we — to be clear on those, first off, in our plan we’re not assuming any major capacity reductions at all. And which I think is probably, you know, maybe that will be overly conservative but generally what happens in our industry is despite a lot of pain you don’t see large capacity reductions. So, we’re not anticipating any large capacity reductions.

Back to this $60 thing, again, this is largely tied up in our ability to talk about projections different than what we’ve disclosed already is somewhat hindered by the regulatory environment we find ourselves in. so, but having said that, and what Scott said was that while we can’t actually talk about projections at $60 a barrel, the point is that what we’re finding is there is a linkage in our industry today between fuel prices and revenues. And as fuel prices have gone up recently we’ve seen the revenue environment get stronger.

Mike Levitt: And on the subject of labor for a second, the — I know that you’ve stated earlier today that the, both of the airlines basically it’s up to the Unions to work together for the most part. And if it is the same Union working for both companies, that they do the integration themselves. But there was a recent press release in which the pilots expressed concerns that there was a mentality that existed prior to the merger discussions that they feel like that same mentality continues to exist, which is that legitimate labor concerns come a distant second to priorities of some senior America West managers. Can you comment on that?

Doug Parker: Yes, I’m not sure what the release said. What the release said is our pilots expressed some concern about, really what they were concerned about to be technical was there some debate on our part as to who should pay for their time away from work while they were negotiating seniority integration with the US Airways pilots. And the only debate really was the fact that we would like to get it resolved sooner rather than later, so we just wanted to talk about how long we would be doing that. We’ve come to a nice resolution on that, and I can’t speak for those guys. And you should ask them yourselves. But it appears that everyone is now working together in the right direction.

Mike Levitt: Thank you.

Doug Parker: Thank you.

Operator: Once again, ladies and gentlemen, that is star one for any questions or comments. We’ll go next to a follow-up from Mary Schlongenstein from Bloomberg News.

Mary Schlongenstein: Scott, I am wondering if you could give any more detail on the peak day management benefit in the quarter. To ((inaudible)) the 12 percent rise in improvements specifically to that? Or, if not, is there any way you can give us a little more indication of how important it was?

(Scott Kirby): I can’t break it out specifically for that. Just because it’s impossible to pull it out of the mix of everything else that’s occurring, precisely. But we thought that the industry is going to be up some four percent to five percent. And (Trans Con) has helped us a little more than three percent. So, our view is that probably much of the incremental amount that gets you to 12 percent, the incremental improvement, was our peak day yield management strategies.

Mary Schlongenstein: OK. Great. Thank you.

Operator: And we’re standing by with no further questions at this time.

Doug Parker: Great. Thank you, everyone. We appreciate you listening in. Obviously, if you have any questions feel free to contact us. And thanks, again. Bye.

Operator: Once again, ladies and gentlemen, that concludes today’s call. Thank you for your participation. You may disconnect at this time.

END

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, US Airways has filed a registration statement, including a proxy statement of America West, and other materials with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY

STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.